INSURANCE
AUTO AUCTIONS
INC

2003 Annual Report


RECD S.E.C.
JUN - 3 2004
P.E 12-28-03

Efficiency
Innovation
Execution...

...Exceeding Customer Expectations







Corporate Profile

Insurance Auto Auctions ("IAA" or the "Company") is a leading provider of customer-valued automobile salvage and claim services to insurance companies and other suppliers. The Company uses a network of 75 salvage centers and cooperative agreements to provide services throughout the U.S. market. To its thousands of suppliers and buyers, the Company is known for its innovative methods in streamlining the total loss vehicle process and in finding ways to improve net returns to its customers.

About the Cover

The photos on this year's cover represent the key drivers of Insurance Auto Auctions' business over the next several years. These images represent:

1) Excellent customer service (far left) – demonstrated by a knowledgeable IAA employee providing face-to-face service for a customer
2) Live auctions (bottom) – represented by an IAA auctioneer taking vehicle bids at a live auction in Los Angeles
3) State-of-the-art technology (far right) – IAA has built a new IT system over the past two years, providing customers with increased visibility and functionality

The top picture, a live auction integrated with an Internet bidding capability ties these areas together, helping provide the highest return for IAA's customers. Furthermore, by giving customers the best service, tools, and methods for buying salvaged cars, IAA is continuing to build a stronger foundation for the future. While each of these three objectives may seem simple at first, IAA's focus on "Efficiency, Innovation, and Execution" should go a long way toward exceeding customer expectations and driving the Company's long-term success.

Table of Contents

Consolidated Financial Highlights

(dollars in thousands)	**December 28, 2003**	December 29, 2002	% Increase (Decrease)
Revenues	**$209,650**	$234,197	(10.5)
Earnings from operations	**5,065**	7,426	(31.8)
Net earnings	**2,332**	4,008	(41.8)
Basic earnings per share	**.20**	.33	(39.4)
Diluted earnings per share	**.20**	.32	(37.5)
Cash and cash equivalents	**$ 15,486**	$ 10,027	54.4
Working capital	**20,979**	23,787	(11.8)
Total assets	**287,793**	259,650	10.8
Shareholders' equity	**189,086**	194,102	(2.6)

Performance Summary


Gross Proceeds
dollars in millions
800
600
400
200
0
2001
2002
2003


Net Revenue*
dollars in millions
$180
120
60
0
2001
2002
2003


Net Earnings
dollars in millions
$5.0
2.5
0.0
-2.5
-5.0
2001
2002
2003

**Net revenue equals revenues less vehicle cost.*

To Our Shareholders



Thomas C. O'Brien
Chief Executive Officer

The past year marked a period of continued transition for IAA as we remained focused on completing our strategic initiatives. The completion of our business process re-engineering project and the exit of under performing purchase agreement contracts in 2002 allowed us to place a major focus on other key activities in 2003. As a result, we successfully executed on two major initiatives, the completion of the rollout of our new company-wide IT system and the expansion of our business. These accomplishments over the last two years have set the stage for enhanced productivity and profitability in the years ahead.

Despite these major accomplishments, we were disappointed in IAA's financial results during the year as we saw an industry-wide trend of lower claims volume on a year-over-year basis. In spite of a difficult environment and our company-wide focus on completing our new system rollout, we still reported a profit for the year, demonstrating the improved flexibility and strength of our operating platform following the completion of several strategic initiatives. Furthermore, we have only realized a portion of the expected positive financial impact of our new IT system and several acquisitions that occurred during the year, the remainder of which we look forward to realizing in the years ahead.

While the past few years have been challenging, we believe our endeavors have clearly made us stronger and better equipped to compete over the long term. We are confident we are entering 2004 in a better competitive position than ever before and continue to hold a very positive outlook for our future. Our customers remain pleased with the company's improvements, and we are excited about the additional opportunities we will create for both our customers and shareholders going forward.

2003 IN REVIEW

Although the broader economy showed slight improvements throughout 2003, it continued to be a difficult year for our industry. Much of the auto salvage industry dealt with below average volumes and relatively low used car prices for a good portion of the year, although both of these areas trended up in the fourth quarter. Combined with the challenges presented by the rollout of our new IT system and our expansion initiatives, the lower volumes made 2003 a very demanding year for IAA.

Despite the challenges we've faced in recent quarters, we remain pleased with the improvements we made to our overall competitive position during the year. Our focus on executing our key initiatives, even at the risk of weaker short-term results, demonstrated our confidence in the long-term impact they will have on the business. We believe that IAA is stronger than it was a year ago due to the improvements we made to our operations and, more specifically, in the area of customer service. We also believe that our financial results will improve as our initiatives continue to have a positive impact throughout the organization.

STRATEGIC INITIATIVES

Our underlying goal in 2003 was to make IAA a stronger and more efficient organization by improving our service offering and creating an operating platform that would drive increased market share and profitability in the years ahead. We believed the company had an opportunity to become a more competitive player in the automotive salvage industry, and these initiatives helped us achieve that. We focused our efforts on two primary areas during the year: the installation of the newly developed IT system and the proper allocation of capital throughout the company.

New System Redesign / Installation

In late 2001, we began developing a new, state-of-the-art enterprise-wide IT system. This system was designed to deliver better, faster service to our insurance company clients and vehicle buyers, provide superior tools and applications to the branch operations, and speed up and streamline internal operations. The system was also designed to improve both our Internet marketing capabilities and the company's competitive standing within the industry, while also positioning the company for future growth.

We began implementing the system in our branches in the second half of 2002 and completed the installation throughout the remainder of our branches in 2003. While the actual implementation took longer than we initially anticipated, we are pleased with the new system's positive impact on our operations. The system enables a smoother integration of new facilities and provides management with increased visibility, allowing us to better manage our business and to meet individual customer needs.

As we built and implemented our new system over the past couple years, our Internet bidding and Internet utilization also continued to grow. In the fourth quarter alone, over 30 percent of total gross proceeds were either sold to or driven by Internet buyers. This represents a significant increase over both the prior quarter and the prior year. We believe our hybrid approach of combining both live and Internet auction capabilities offers the optimal solution for both our suppliers and our buyers.

Our CSAToday product also continues to improve as our Internet capabilities grow. This web-based tool, which allows insurance company customers to view and track their inventory of vehicles and recognize pricing trends, is now a key component of our service offering. Our customers have been pleased with its improved functionality and the greater consistency and reporting capabilities it provides them.

Allocation of Capital

As a public company, our main objective must be to provide solid financial returns for our long-term shareholders. Therefore, our second major initiative during the year was determining an appropriate allocation of capital for those areas of the business that we believed would ultimately provide shareholders with the best return on their investment. During the year, we invested in three primary areas: strategic expansion, the enhancement of existing facilities, and share buybacks.

Strategic Expansion

Consistent with the strategy that we outlined in last year's Shareholder Letter, our expansion efforts continued to center around several goals during 2003, including:

- Looking for organic growth in existing markets where our current facilities are at, or approaching, capacity;
- Expanding logically into adjacent markets where we can leverage existing relationships and infrastructure; and
- Evaluating specific markets where we can enter through acquisitions in a cost effective manner.



IT System

"In late 2001, we developed a new, state-of-the-art enterprise-wide IT system. This system was designed to deliver better, faster service to our insurance company clients and vehicle buyers, provide superior tools and applications to the branch operations, and speed up and streamline internal operations. The system was also designed to improve both our Internet marketing capabilities and the Company's competitive standing within the industry, while also positioning the company for future growth."

During 2003, we actively expanded our business, particularly during the first half of the year. In total, we announced eight new facilities, including new greenfield facilities in Dothan, Alabama and Little Rock, Arkansas and acquisitions in Buffalo and Rochester, New York; Wilmington, North Carolina; Wichita, Kansas; Orlando, Florida and Salt Lake City, Utah. These new facilities allowed us to cost effectively increase our capacity and expand our geographic reach, giving us greater service abilities and a larger national footprint.

Enhancement of Existing Facilities

In addition to opening new facilities through acquisitions and greenfields, improvements to our existing branches were also necessary to maintain and grow the profitability of our core business. Our enhancements have included improvements to add capacity, upgrade vehicle inspection centers, and improve yard and office functionality at existing facilities. We will continue to allocate resources to this initiative in an effort to continually upgrade our existing locations.

Share Buybacks

During 2003, we chose to aggressively repurchase shares because of our confidence in the company's long-term plan and prospects. Furthermore, we felt this decision best aligned with the management team and the Board of Directors' commitment to provide the best return to shareholders. In total, we repurchased approximately 800,000 shares during the year and will evaluate additional share repurchase opportunities as they arise.

FINANCIAL RESULTS

Due to costs associated with our strategic initiatives, particularly the new IT system implementation and lower-than-average volumes, our year-over-year financial results were down slightly. The following provides a summary of our financial results for the year ended December 28, 2003:

- Net earnings were $2.3 million, or $0.20 per diluted share, versus net earnings of $4.0 million, or $0.32 per diluted share, for 2002. The primary factors contributing to the lower annual earnings were lower same-store volumes and higher SG&A expenses, which were primarily related to the new system rollout.
- Revenue for the year was $209.7 million compared with $234.2 million in 2002. The decline in revenues was primarily due to the company's continued shift away from vehicles sold under the purchase agreement method and lower volumes on a same-store basis. The purchase agreement method accounted for six percent of the total vehicles sold during the year versus 10 percent for the prior year and 28 percent in 2001. Under the purchase agreement method, the entire purchase price of the vehicle is recorded as revenue, compared to the lower-risk, consignment fee-based arrangements, where only the fees collected on the sale of the vehicle are recorded as revenue. Fee income in 2003 increased to $169.7 million versus $162.8 million in 2002.



Although we were not satisfied with our 2003 financial results, we were pleased with our ability to remain profitable during a period in which we absorbed high non-recurring business transformation costs and lower same-store volumes. Furthermore, we will continue to drive performance through our new IT platform in order to realize additional positive financial impacts, giving us another area to look forward to in 2004.

GOING FORWARD

Over the past few years you have witnessed a significant transformation in the way we do business. While much of the work related to building our technology and enhancing our existing infrastructure is complete, we are committed to an ongoing evaluation of our business to make IAA a better and more efficient organization. We will continue listening to our customers and provide them with the tools and services that they need to more effectively operate their business. In doing so, we expect our customer service to continue improving throughout the company. We will also find additional market opportunities that will improve our customer reach and ability to service both new and existing customers. Going into 2004, the primary areas we plan to address include:

- Competitive Positioning
- Strategic Expansion
- Leveraging Technology

COMPETITIVE POSITIONING

As we have stated throughout this Shareholder Letter, we believe IAA is better positioned to compete than ever before. We believe our new enterprise-wide IT system, our revised business processes, and improvements to existing facilities have given IAA a superior service offering to compete in the future. Furthermore, our recent expansion activities have allowed us to gain customers in new markets and better service current customers in existing markets.

In addition, we are committed to having live, on-site auctions throughout our national network of branches. While we are fully confident in our technology and improved Internet capabilities, we are committed to meeting the needs of our customers who expressed a desire to maintain an on-site auction service. Ultimately, we believe this combination of live and Internet-based bidding will generate the highest returns for our customers. By maintaining this operating flexibility and dedication to the customer, we believe we have enhanced our competitive advantage going forward.

Our underlying competitive strategy is to support a more efficient auction methodology by leveraging our suite of value-added services. Our offerings include live auctions and an integrated Internet bidding platform, which help provide the highest return for our customers across a broad mix of vehicle classes.

STRATEGIC EXPANSION

Now that the new system and business processes are firmly in place, we are able to open new branches much more quickly and efficiently than ever before. The eight new branches we added in 2003 brought our branch total to 74 at year-end. In recent years we increased this total aggressively, adding four new locations in 2002, seven new branches in 2001, and six new locations in 2000.

Our expansion goal continues to be adding anywhere from six to 10 new branches per year, made up of a combination of acquisitions and greenfields. Our new facilities are subject to the availability of expansion opportunities that exceed our criteria for return on investment. Our overall company goal is the same: to have a presence in the top 75 national markets in the next several years, and our expansion efforts in 2003 put us on target to achieving this goal. With the new system and business processes in place and a continued focus on strategic expansion, IAA is clearly positioned to become an even stronger national player in the year ahead.

Enhancement of Facilities

"In addition to opening new facilities through acquisitions and greenfields, improvements to our existing branches were also necessary to maintain and grow the profitability of our core business. Our enhancements have included improvements to add capacity, upgrade vehicle inspection centers, and improve yard and office functionality at existing facilities."



Commitment to Live Auctions

"While we are fully confident in our technology and improved Internet capabilities, we are committed to meeting the needs of our customers who expressed a desire to maintain an on-site auction service. By maintaining this operating flexibility and dedication to the customer, we believe we have enhanced our competitive advantage going forward."

Also, as promised, we will look to grow organically by continuing to invest in our existing facilities this year, making them more appealing for our current and potential customers. We have committed a total of $40 million toward this initiative over a four-year period, beginning in 2002. We will continue to invest in our existing facilities in 2004 and 2005.

LEVERAGING TECHNOLOGY

Although we have already made a significant financial commitment to develop and implement a state-of-the-art technological infrastructure, the ultimate key to our success will result from how well we leverage that technology to improve our customers' experience working with IAA. Therefore, after implementing the system in all of our branches during the year, we moved into Phase Two of the new system initiative. This next generation of the system is focused on additional operating efficiencies, such as the implementation of real-time bidding, enhanced EDI interfaces, and a variety of other services that insurance customers have requested. It will leverage the infrastructure and technology platform that have already been put in place, ensuring there will be enhanced services with a modest investment of capital. In order to help make sure this phase of the program goes smoothly, we hired John Nordin as CIO in November. John has more than 25 years of IT systems development and implementation experience and his hiring demonstrates our strong, long-term commitment to improving our technological capabilities throughout the organization.

Our systems will provide us with information and reports that will help us manage our operations and, thus, satisfy our customers' needs. Also, we recognize the importance of our Internet initiative toward generating additional buying activity as well as the continued improvements it will create in our service offering for our insurance company suppliers. In 2003, we saw dramatic improvement in this area and we expect the momentum to continue in the years ahead as more and more buyers realize the expanded reach and strength of our new Internet platform. We will also focus on making additional enhancements to our CSAToday tool, giving our management team and our customers increased visibility and tracking capabilities.

CONCLUSION

The transformation of IAA over the past few years demonstrates our commitment to serving the needs of our customers and increasing shareholder value. Following the vast improvement in our sales contract mix and the increased efficiencies obtained from our new business processes in 2002, we took the next step in our evolution by developing a new IT system and rolling it out over the past year. By completing these initiatives, IAA is poised to expand further into both new and existing markets without the high entry costs we have incurred in years past.

We strongly believe in the long-term future of IAA and know that we are in a much better competitive position than ever before. Our high level of customer service and top-notch technology platform has set us apart from the competition, as evidenced by the new business we won in late 2003 and early 2004.

We would also like to thank our customers and shareholders for their continued loyalty and commitment to IAA. We look forward to sharing with you our financial and operational success in the years ahead.





Thomas C. O'Brien
Chief Executive Officer

Selected Financial Data

The tables below summarize the selected consolidated financial data of the Company as of and for each of the last five fiscal years. This selected financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report. The statement of earnings data for 2003, 2002 and 2001 and the balance sheet data as of December 28, 2003 and December 29, 2002 below have been derived from the Company's Consolidated Financial Statements included elsewhere herein that have been audited by KPMG LLP, independent certified public accountants, whose report is also included herein. The statement of earnings data for 1999 and 1998 and the balance sheet data for 2000, 1999 and 1998 are derived from audited consolidated financial statements not included herein.

(in thousands, except per share amounts)	**2003**	2002	2001	2000	1999
Selected Statement of Earnings Data:					
Revenue	**$209,650**	$234,197	$292,990	$333,176	$317,391
Earnings (loss) from operations[1]	**5,065**	7,426	(5,209)	17,894	23,904
Net earnings (loss)	**2,332**	4,008	(4,360)	10,489	13,705
Earnings (loss) per share – diluted	**.20**	.32	(.37)	.88	1.18
Weighted average common shares – diluted	**11,732**	12,531	11,940	11,950	11,623
Selected Balance Sheet Data:					
Working capital	**$ 20,979**	$ 23,787	$ 25,286	$ 53,204	$ 46,989
Total assets	**287,793**	259,650	278,204	265,707	248,132
Long-term debt, excluding current installments	**16,887**	59	103	20,141	20,180
Total shareholders' equity	**$189,086**	$194,102	$188,994	$187,741	$175,286

(1) Loss from operations for the fiscal year 2001 includes the following restructuring and asset impairment charges: (1) $1.9 million for severance costs; (2) $2.6 million for abandonment of facilities, including cancellation of a planned headquarters expansion; (3) $1.1 million for repositioning the Company's towing operations and other restructuring charges; (4) the write-down of $1.4 million of unamortized leasehold improvements; and (5) a $1.0 million write-off of amounts due from the Company's previous insurance carrier, which was placed in liquidation. Earnings from operations for the fiscal year 2000 includes $3.0 million resulting from the abandonment or disposal of computer hardware and software, $1.2 million to cover expenses resulting from a plane crash at a Company facility in California, and other charges of $0.6 million.

Common Stock Information

The Company's common stock is traded on The Nasdaq National Market under the symbol IAAI. The following table sets forth the range of high and low sales prices per share for the Company's common stock for the periods indicated. At March 1, 2004, the Company had 392 holders of record of its common stock, approximately 1,380 beneficial owners and 11,538,299 shares outstanding.

	Fiscal 2003		Fiscal 2002	
	High	**Low**	High	Low
First Quarter	**$17.05**	**$ 8.64**	$17.33	$14.30
Second Quarter	**14.85**	**10.94**	22.38	16.53
Third Quarter	**14.80**	**10.70**	20.36	14.51
Fourth Quarter	**14.85**	**10.95**	18.35	14.63

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to finance the growth and development of its business. In addition, the Company's financing agreement limits the Company's ability to pay cash dividends to no more than 25% of the Company's consolidated net income earned over a specified period.

The Company records treasury stock purchases using the cost method of accounting. In March 2003, the Company repurchased 757,409 shares of its common stock at an average price of $9.77 per share and a total cost of $7.4 million. During the second quarter of 2003, the Company repurchased an additional 49,800 shares at an average price of $12.27 per share and a total cost of $0.6 million. The Company did not repurchase any shares during the remainder of the year. On a year-to-date basis, the Company has repurchased 807,209 shares at an average price of $9.93 per share and a total cost of $8.0 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion in this section contains forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, management. The Company's actual results could differ materially from those discussed or implied herein.

The following discussion and analysis should be read in conjunction with the Selected Financial Data and the consolidated financial statements and notes thereto appearing elsewhere in this Report.

Overview

Insurance Auto Auctions, Inc. provides insurance companies and other vehicle suppliers cost-effective salvage processing solutions principally on a consignment or purchase agreement method of sale. The consignment method includes both a percentage of sale and fixed fee basis. The percentage of sale consignment method offers potentially increased profits over fixed fee consignment by providing incentives to both the Company and the salvage provider to invest in vehicle enhancements, thereby, maximizing vehicle selling prices. Under the percentage of sale and fixed fee consignment methods, the vehicle is not owned by the Company and only the fees associated with processing the vehicle are recorded as revenue. The proceeds from the sale of the vehicle itself are not included in revenue. Under the purchase agreement sales method, the vehicle is owned by the Company, and the proceeds from the sale of the vehicle are recorded as revenue.

The Company's operating results are subject to fluctuations, including quarterly fluctuations, that can result from a number of factors, some of which are more significant for sales under the purchase agreement method. Refer to the section "Factors That May Affect Future Results" for a further discussion of some of the factors that affect or could affect the Company's business, operating results and financial condition.

Acquisitions and New Operations

Since its initial public offering in 1991, the Company has grown through a series of acquisitions and opening of new sites to include 75 sites as of March 1, 2004. In 2003, the Company acquired branches in Buffalo and Rochester, New York; Wichita, Kansas; Salt Lake City, Utah; Wilmington, North Carolina and Orlando, Florida and also opened new operations in Dothan, Alabama and Little Rock, Arkansas. In January 2004, the Company opened a new operation in Tucson, Arizona.

Results of Operations

Year Ended December 28, 2003 Compared to the Year Ended December 29, 2002

Revenues decreased 10% to $209.7 million for the year ended December 28, 2003, from $234.2 million in 2002. The decline in revenues was primarily due to the Company's continued shift away from vehicles sold under the purchase agreement method. Under the purchase agreement method, the entire purchase price of the vehicle is recorded as revenue compared to only recording the fees collected on the sale of a vehicle under the lower risk consignment fee based arrangements. Vehicles sold under the purchase agreement method accounted for less than 6% of the total vehicles sold in 2003, versus approximately 10% in 2002. Fee income for 2003 increased 4% to $169.7 million versus $162.8 million in 2002. Fee income increased primarily due to higher unit volumes.

Cost of sales decreased $20.5 million to $170.5 million for the year ended December 28, 2003, versus $191.0 million for last year. Vehicle cost of $35.3 million in 2003 was $30.2 million less than $65.5 million in 2002. This decrease is primarily related to the Company's shift away from vehicles sold under the purchase agreement method. Branch cost of $135.2 million increased $9.7 million in 2003 from $125.5 million in 2002. New branches opened in 2003 account for approximately $7.0 million of additional branch costs. Excluding the impact of new branches, branch costs increased $2.7 million primarily in tow and depreciation expense.

Gross profit of $39.2 million for the year ended December 28, 2003 decreased $4.0 million, or 9%, from $43.2 million for 2002.

Selling, general and administrative expense of $30.2 million in 2003 was $2.5 million more than the expense of $27.7 million in 2002. This increase was primarily due to expenses associated with the implementation of the Company's new automated salvage auction processing system. Amortization of intangible assets is now included within this category of expense and amounted to $0.5 million in 2003 and $0.3 million in 2002. See Note 2 of the Notes to Consolidated Financial Statements included herein for further discussion of this change.

Business transformation costs for the year ended December 28, 2003 were $3.9 million, versus $8.1 million for last year. Business transformation costs include expenses related to the Company's systems redesign project, the business process re-engineering project, severance costs and accelerated depreciation associated with the Company's former computer infrastructure. The Company began recording business transformation costs during the second quarter of 2001. As part of its substantial business transformation, the Company is providing visibility to several significant components of its cost structure. Business transformation costs and other unusual charges are discussed in detail in "Significant Items Affecting Comparability" below.

Interest expense of $1.5 million for the year ended December 28, 2003 increased $0.8 million from $0.7 million for 2002. Included in interest expense for 2002 was a non-cash charge of $0.3 million to recognize the ongoing cost of the interest rate swap on the unused portion of the Company's credit facility. In February 2002, the Company used excess cash and proceeds from the sale of investments to repay its $20.0 million of 8.6% senior notes that matured on February 15, 2002 and entered into a new $30.0 million five-year unsecured credit facility. At December 29, 2002, there was no outstanding balance related to this credit facility. The credit facility was a one-year revolver that converted on February 15, 2003 into a four-year term loan. On February 15, 2003, the Company borrowed the entire $30.0 million under the unsecured credit facility. At December 28, 2003, the outstanding balance related to the term loan with its lenders was $24.4 million. On March 19, 2004, the Company entered into a Second Amended and Restated Credit Agreement with its lenders, which is described in "Financial Condition and Liquidity" below.

Income tax expense for the year 2003 was $1.3 million, a decrease of $1.7 million from the income tax expense of $3.0 million for 2002. The Company's effective tax rate for the years 2003 and 2002 was 36% and 43%, respectively. The Company expects that its effective tax rate in 2004 will return to the 41% range.

The Company's net earnings for the year 2003 was $2.3 million, a decrease of $1.7 million from the Company's net earnings of $4.0 million for the fiscal year 2002.

Year Ended December 29, 2002 Compared to the Year Ended December 30, 2001

Revenues decreased 20% to $234.2 million for the year ended December 29, 2002, from $293.0 million in 2001. The decline in revenues is primarily due to the Company's continued shift away from vehicles sold under the purchase agreement method. Vehicles sold under the purchase agreement method accounted for less than 10% of the total vehicles sold in 2002, versus approximately 19% in 2001. Fee income for 2002 increased 5% to $162.8 million, versus $154.6 million in 2001. Fee income increased due to both unit volume and price increases during the year.

Cost of sales decreased $63.6 million to $191.0 million for the year ended December 29, 2002, versus $254.6 million in 2001. Vehicle cost of $65.5 million in 2002 was $66.2 million less than $131.7 million in 2001. This decrease is primarily related to the Company's shift away from vehicles sold under the purchase agreement method. Branch cost of $125.5 million increased $2.6 million in 2002 from $122.9 million in 2001. New branches opened in 2002 account for approximately $4.0 million of additional branch costs. Excluding the impact of new branches, branch costs decreased $1.4 million from 2001, primarily in tow, auction and yard costs.

In 2001, the Company recorded a charge of $1.2 million for losses on vehicles under terminated agreements and still in inventory at the end of the year. This amount was included within cost of sales for fiscal 2001. During 2002, the entire $1.2 million allowance was absorbed to offset losses relating to these vehicles, all of which were sold in 2002.

Gross profit of $43.2 million for the year ended December 29, 2002 increased $4.8 million, or 12%, from $38.4 million for 2001.

Selling, general and administrative expense of $27.7 million for 2002 was less than the expense of $32.2 million in 2001. This decrease is the result of lower amortization of intangible assets, information services and general overhead expenses. Amortization of intangible assets and goodwill was included within this category of expense and amounted to $0.3 million in 2002 and $4.1 million in 2001. See Note 2 of the Notes to Consolidated Financial Statements included herein for further discussion of this change.

Business transformation costs for the year ended December 29, 2002 were $8.1 million, versus $3.5 million for 2001. Business transformation costs include expenses related to the Company's systems redesign project, the business process re-engineering project, severance costs and accelerated depreciation associated with the Company's existing computer infrastructure. The Company began recording business transformation costs during the second quarter of 2001. As part of its substantial business transformation, the Company is providing visibility to several significant components of its cost structure. Business transformation costs and other unusual charges are discussed in detail in "Significant Items Affecting Comparability" below.

Interest expense was $0.7 million for the year ended December 29, 2002, a decrease of $1.1 million from 2001. Included in interest expense for 2002 was a non-cash charge of $0.3 million to recognize the ongoing cost of the interest rate swap on the unused portion of the Company's credit facility. In February 2002, the Company used excess cash and proceeds from investments to repay its $20.0 million of 8.6% senior notes that matured on February 15, 2002 and entered into a new $30.0 million five-year unsecured credit facility. At December 29, 2002, there was no outstanding balance related to this credit facility.

Income tax expense for the year 2002 was $3.0 million, an increase of $4.6 million from the income tax benefit of $1.6 million for 2001. The Company's effective tax rate for the years 2002 and 2001 was 43% and 27%, respectively.

The Company's net earnings for the year 2002 was $4.0 million, an increase of $8.4 million from a $4.4 million loss for the fiscal year 2001.

Significant Items Affecting Comparability

The Company has recorded certain various charges that have affected the comparability of its reported results of operations. In addition, the Company recorded amortization of goodwill in 2001, which ceased in 2002. The charges and amortization impacted earnings from operations and net earnings (loss) as follows (in thousands):

	2003	2002	2001
Provision for losses on vehicles purchased under terminated agreements (included in cost of sales)[a]	$ —	$ —	$ 1,248
Business transformation costs[b]	3,902	8,067	3,451
Restructuring and asset impairment charges[c]	—	—	8,016
Amortization of goodwill[d]	—	—	3899
Impact on earnings (loss) from operations	3,902	8,067	16,614
Tax benefits relating to above items	1,609	3,469	4,486
Impact on net earnings (loss)	$2,293	$4,598	$12,128

(a) The Company successfully transitioned several large purchase agreement customers to consignment-based contracts. At the end of 2001, the Company recorded a provision of $1.2 million for anticipated losses on vehicles remaining to be sold under the prior agreements.

(b) Business transformation costs include expenses relating to the Company's systems redesign project, the business process re-engineering project, severance costs and accelerated depreciation pertaining to the Company's prior computer infrastructure.

(c) Restructuring and asset impairment charges recorded during 2001 include: (1) $1.9 million for involuntary severance costs; (2) $2.6 million for abandonment of facilities, including cancellation of a planned headquarters expansion; (3) $1.1 million for repositioning the Company's towing operations and other restructuring charges; (4) the write-off of $1.4 million of unamortized leasehold improvements; and (5) a $1.0 million write-off of amounts due from the Company's previous insurance carrier, which was placed in liquidation.

(d) Goodwill recorded in connection with business combinations had been amortized in accordance with APB Opinion No. 17. Beginning in 2002, in accordance with FASB Statement No. 142, amortization of goodwill is no longer required, but the carrying value of goodwill is subject to write-down in the event of impairment.

Financial Condition and Liquidity

At December 28, 2003, the Company had current assets of $80.6 million, including $15.5 million of cash and cash equivalents, current liabilities of $59.6 million and working capital of $21.0 million, which represents a $2.8 million decrease from December 29, 2002.

The Company's accounts receivable increased $2.8 million from $45.6 million in 2002 to $48.4 million in 2003. Accounts receivable consists of balances due from the Company's salvage providers, typically large insurance companies. Accounts receivable include advance charges paid for by the Company on behalf of salvage providers. These charges typically include storage and tow fees incurred at a temporary storage or repair shop prior to the Company moving the vehicle to one of its facilities.

At December 28, 2003, the Company's inventory balance was $13.6 million, a $2.4 million increase from 2002. The Company records purchase agreement vehicles at the lower of their cost or estimated realizable value. The Company also capitalizes towing charges related to vehicles sold under the percentage of sale method as a component of inventory. In 2003, the increase in inventory was due to both an increase in purchase agreement inventory and an increase in inventoried tow costs associated with the increase in consignment vehicles on hand.

On June 25, 2003, the Company entered into an Amended and Restated Credit Facility. This amended facility added a $20.0 million revolving line of credit, carrying a variable rate based on LIBOR, to the existing term loan. This amended and restated facility also modified all existing covenants, except for the rent expense covenant. The amended credit facility also granted the Company latitude to purchase additional shares of its outstanding common stock. At December 28, 2003, the Company had not borrowed any funds against the additional $20.0 million revolving line of credit.

At December 28, 2003, the Company's long-term debt, including current installments, consisted of $0.1 million in notes payable, bearing interest at a rate of 8.0%, and $24.4 million borrowed under its term credit facility. The credit facility was a one-year revolver that converted on February 15, 2003 into a four-year term loan carrying a variable interest rate based upon LIBOR. The aggregate principal balance of the loan is required be paid in sixteen consecutive equal quarterly installments commencing on March 31, 2003. At December 28, 2003, the Company was in compliance with its credit agreement covenants.

On March 19, 2004, the Company entered into a Second Amended and Restated Credit Agreement relating to its senior credit facility. The agreement amends certain financial covenants, including those applicable as of December 28, 2003 and those applicable during fiscal 2004, provides that advances made under the facility will be subject to a monthly asset coverage test equal to 85% of eligible receivables, and requires the Company to provide collateral for amounts due under the facility in the event it fails to meet certain financial projections for two consecutive quarters. As of March 19, 2004, the Company's senior credit facility consisted of a $20.0 million revolving credit facility and a $22.5 million term credit facility. As of March 19, 2004, the Company has borrowed $9.0 million against the revolving line of credit and $22.5 million under the term credit facility.

Other long-term liabilities include a post-retirement benefits liability that relates to the Company's prior acquisition of Underwriters Salvage Company. The amount recorded at December 28, 2003 for the post-retirement benefits liability is approximately $2.6 million.

In 2002, the Company entered into a capital lease agreement to obtain the use of new computer equipment required as part of the Company's new operating system. The capital lease terms are three years or less depending on the nature of the equipment. In 2003, property and equipment additions of $3.4 million resulted from capital lease transactions entered into during the year. At December 28, 2003, the Company's total future obligation under the capital lease is $4.7 million.

Capital expenditures were approximately $16.3 million for the year ended December 28, 2003. These capital expenditures include capitalization of certain development costs related to the Company's new information system, along with various branch improvements including upgrades to existing branches and the addition of capacity in key markets. The capital expenditure amount excludes the $3.4 million of new computer equipment obtained through capital lease agreements entered into during 2003.

The Company acquired six salvage pools in fiscal 2003. All of these acquisitions were accounted for using the purchase method of accounting. The results of operations of the acquired businesses are included in the Company's consolidated financial statements from the dates of acquisition. In January 2003, the Company acquired Salvage Management Inc., an operator of two auto salvage facilities in Buffalo and Rochester, New York. In April 2003, the Company acquired Wichita Insurance Pool, Inc., located in Wichita, Kansas. In June 2003, the Company acquired Wilmington Salvage and Disposal Company, Inc. located in Wilmington, North Carolina and the Damaged Vehicle division of Manheim's Orlando Orange County Auto Auction, located in Orlando, Florida. All of these acquisitions leverage the Company's existing regional coverage in those markets. In April 2003, the Company also acquired Mountain States Salvage Pool, which is located in Ogden, Utah. This acquisition represents penetration into a new market. The total cost of adding these six new facilities was less than $7.9 million.

The Company's Board of Directors authorized the purchase of 1,500,000 shares of the Company's common stock in September 2000 and an additional 750,000 shares in April 2003, for a combined authorization of 2,250,000 shares. Purchases may be made from time to time in the open market or in privately negotiated transactions, subject to the requirements of applicable laws, and will be financed with existing cash and cash equivalents, and cash from operations. As of December 28, 2003, the Company had purchased 807,209 shares pursuant to this authorization at an average price of $9.93 per share.

In 2003, the Company initiated a restricted stock program. Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a four year period whereby the restrictions lapse on 25% of the shares each year. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the four-year restriction period. In 2003, 66,500 restricted shares were granted. Compensation expense in 2003 was less than $0.1 million. In fiscal 2003, there were no forfeitures of restricted shares.

The Company believes that existing cash and cash equivalents, as well as cash generated from operations will be sufficient to fund capital expenditures and provide adequate working capital for operations for the next twelve months. Part of the Company's plan is to pursue continued growth, possibly through new facility start-ups or acquisitions, and the development of new claims processing services. At some time in the future, the Company will likely require additional financing. There can be no assurance that additional financing, if required, will be available on favorable terms.

Summary Disclosure about Contractual Obligations

The following table reflects a summary of the Company's cash obligations for each of the next five years and thereafter as of December 28, 2003:

	2004	2005	2006	2007	2008	Thereafter	Total
(dollars in thousands)							
Long-term debt:							
Unsecured term loan	$ 7,500	$ 7,500	$ 7,500	$ 1,875	$ —	$ —	$ 24,375
Notes payable	47	12	—	—	—	—	59
Capital leases(1)	2,824	1,229	331	297	32	—	4,713
Operating leases(2)	21,719	18,391	16,047	13,061	10,898	41,782	121,898
Other long-term obligations:							
Non-compete agreements	345	325	313	280	240	—	1,503
Total	$32,435	$27,457	$24,191	$15,513	$11,170	$41,782	$152,548

(1) Includes related interest expense.
(2) Includes amounts due to both unrelated and related parties.

Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosures. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. As such, the Company continuously evaluates its estimates. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Goodwill

As of December 28, 2003 the Company had $135.1 million of net goodwill recorded in its consolidated financial statements. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", the Company assesses goodwill for possible impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of this asset may not be recoverable. Important factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to net book value. If the Company determines that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company would measure any impairment based upon a projected discounted cash flow.

Deferred Income Taxes

As of December 28, 2003, the Company had $2.1 million of deferred tax assets recorded. The deferred tax assets relate to net operating losses incurred in several of the states where the Company operates. The Company has determined that it may not realize the full tax benefit related to certain of the deferred tax assets. As such, a valuation allowance to reduce the carrying value of the deferred tax assets has been recorded.

Long-Lived Assets and Certain Identifiable Intangibles

As of December 28, 2003, the Company had $60.2 million of net property and equipment along with net intangible assets of $2.1 million. The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the asset's carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted future cash flows change in the future, the Company may be required to reduce the carrying amount of an asset to its fair value.

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133. SFAS 149 requires that contracts with comparable characteristics be accounted for similarly. This statement is effective for both contracts and hedging activities entered into or modified after June 30, 2003. The Company's adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The statement required issuers to classify as liabilities (or assets in some circumstances) certain classes of freestanding financial instruments that embody obligations of the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of the statement on June 29, 2003. The Company did not have any instruments within the scope of the statement at December 28, 2003.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company adopted the provisions of this interpretation in December 2003. The Company did not have any variable interest entities at December 28, 2003.

Consolidated Balance Sheets

(dollars in thousands except per share amounts)	**December 28, 2003**	December 29, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 15,486**	$ 10,027
Accounts receivable, net	**48,375**	45,594
Inventories	**13,602**	11,158
Other current assets	**3,099**	3,571
Total current assets	**80,562**	70,350
Property and equipment, net	**60,187**	49,342
Deferred income taxes	**9,788**	7,663
Intangible assets, net	**2,101**	1,710
Goodwill, net	**135,062**	130,474
Other assets	**93**	111
	$287,793	$259,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 35,005**	$ 28,656
Accrued liabilities	**14,209**	15,312
Obligations under capital leases	**2,822**	2,552
Current installments of long-term debt	**7,547**	43
Total current liabilities	**59,583**	46,563
Deferred income taxes	**17,748**	14,835
Postretirement benefit obligation	**2,598**	2,736
Obligation under capital leases	**1,891**	1,355
Long-term debt, excluding current installments	**16,887**	59
Total liabilities	**98,707**	65,548
Shareholders' equity:		
Preferred stock, par value of $.001 per share Authorized 5,000,000 shares; none issued	**—**	—
Common stock, par value of $.001 per share Authorized 20,000,000 shares; 12,325,482 shares issued and 11,518,273 outstanding as of December 28, 2003; and 12,292,599 shares issued and outstanding as of December 29, 2002	**12**	12
Additional paid-in capital	**145,856**	144,420
Treasury stock, 807,209 shares	**(8,012)**	—
Deferred compensation related to restricted stock	**(892)**	—
Accumulated other comprehensive income (loss)	**(625)**	(745)
Retained earnings	**52,747**	50,415
Total shareholders' equity	**189,086**	194,102
	$287,793	$259,650

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Operations

(dollars in thousands except per share amounts)	**2003**	2002	2001
Revenues:			
Vehicle sales	**$ 39,963**	$ 71,352	$138,427
Fee income	**169,687**	162,845	154,563
	209,650	234,197	292,990
Cost of sales:			
Vehicle cost	**35,301**	65,463	131,683
Branch cost	**135,157**	125,530	122,867
	170,458	190,993	254,550
Gross profit	**39,192**	43,204	38,440
Operating expense:			
Selling, general and administrative	**30,225**	27,711	32,182
Business transformation costs	**3,902**	8,067	3,451
Restructuring and asset impairment charges	**—**	—	8,016
Earnings (loss) from operations	**5,065**	7,426	(5,209)
Other (income) expense:			
Interest expense	**1,505**	678	1,788
Other income	**(76)**	(275)	(1,025)
Earnings (loss) before income taxes	**3,636**	7,023	(5,972)
Provision (benefit) for income taxes	**1,304**	3,015	(1,612)
Net earnings (loss)	**$ 2,332**	$ 4,008	$ (4,360)
Earnings (loss) per share:			
Basic	**$ .20**	$ .33	$ (.37)
Diluted	**$ .20**	$ .32	$ (.37)
Weighted average shares outstanding:			
Basic	**11,652**	12,235	11,940
Effect of dilutive securities - stock options	**80**	296	—
Diluted	**11,732**	12,531	11,940

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(dollars in thousands)	Common Stock Number of shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Deferred Compensation (Restricted Stock)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2000	11,715,936	$ 12	$ 136,962	$ —	$ —	$ —	$ 50,767	$ 187,741
Net loss	—	—	—	—	—	—	(4,360)	(4,360)
Stock options exercised	431,305	—	4,904	—	—	—	—	4,904
Tax benefit related to stock options exercised	—	—	539	—	—	—	—	539
Shares issued for the employee stock purchase plan	15,049	—	170	—	—	—	—	170
Balance at December 30, 2001	12,162,290	$ 12	$ 142,575	$ —	$ —	$ —	$ 46,407	$ 188,994
Net earnings	—	—	—	—	—	—	4,008	4,008
Other comprehensive loss Change in fair value of interest rate swap contract (net of tax benefit, $467)	—	—	—	—	—	(745)	—	(745)
Comprehensive income								3,263
Stock options exercised	115,555	—	1,341	—	—	—	—	1,341
Tax benefit related to stock options exercised	—	—	247	—	—	—	—	247
Shares issued for the employee stock purchase plan	14,754	—	257	—	—	—	—	257
Balance at December 29, 2002	12,292,599	$ 12	$ 144,420	$ —	$ —	$ (745)	$ 50,415	$ 194,102
Net earnings	—	—	—	—	—	—	2,332	2,332
Other comprehensive income - Change in fair value of interest rate swap contract (net of tax, $78)	—	—	—	—	—	120	—	120
Comprehensive income								2,452
Stock options exercised	6,920	—	82	—	—	—	—	82
Tax benefit related to stock options exercised	—	—	14	—	—	—	—	14
Shares issued for the employee stock purchase plan	25,963	—	371	—	—	—	—	371
Treasury stock purchased	(807,209)	—	—	(8,012)	—	—	—	(8,012)
Deferred compensation	—	—	969	—	(892)	—	—	77
Balance at December 28, 2003	**11,518,273**	**$12**	**$145,856**	**$(8,012)**	**$(892)**	**$(625)**	**$52,747**	**$189,086**

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(dollars in thousands)	**2003**	2002	2001
Cash flows from operating activities:			
Net earnings (loss)	**$ 2,332**	$ 4,008	$ (4,360)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	**10,661**	9,901	10,649
Loss (gain) on disposal of fixed assets	**54**	(104)	(439)
Loss (gain) on change in fair market value of derivative	**(307)**	307	—
Deferred compensation related to restricted stock	**29**	—	—
Deferred income taxes	**—**	3,292	(970)
Restructuring and asset impairment charges	**—**	—	8,016
Changes in assets and liabilities (excluding effects of acquired companies):			
(Increase) decrease in:			
Accounts receivable, net	**(752)**	9,180	(6,673)
Inventories	**(2,442)**	2,347	(2,917)
Other current assets	**489**	594	(1,053)
Other assets	**(975)**	(64)	113
Increase (decrease) in:			
Accounts payable	**6,349**	(12,795)	(3,221)
Accrued liabilities	**(878)**	2,289	612
Deferred income taxes	**788**	(465)	—
Total adjustments	**13,016**	14,482	10,559
Net cash provided by operating activities	**15,348**	18,490	6,199
Cash flows from investing activities:			
Capital expenditures	**$(16,343)**	$(15,241)	$(20,765)
Proceeds from sale of investments	**—**	2,643	4,456
Proceeds from disposal of property and equipment	**60**	187	4,094
Payments made in connection with acquired companies, net of cash acquired	**(7,872)**	(1,510)	(6,033)
Net cash used in investing activities	**(24,155)**	(13,921)	(18,248)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**515**	1,845	5,613
Proceeds from term loan	**30,000**	—	—
Principal payments of long-term debt	**(5,668)**	(20,041)	(35)
Purchase of treasury stock	**(8,012)**	—	—
Principal payments - capital leases	**(2,569)**	(813)	—
Net cash provided by (used in) financing activities	**14,266**	(19,009)	5,578
Net increase (decrease) in cash and cash equivalents	**5,459**	(14,440)	(6,471)
Cash and cash equivalents at beginning of year	**10,027**	24,467	30,938
Cash and cash equivalents at end of year	**$ 15,486**	$ 10,027	$ 24,467
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 1,639**	$ 1,433	$ 1,733
Income taxes paid	**$ 855**	$ 2,492	$ 7
Income taxes refunded	**$ 1,390**	$ 3,860	$ —
Non-cash financing activities:			
Capital leases	**$ 3,375**	$ 4,720	$ —

See accompanying Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Principles

Background

Insurance Auto Auctions, Inc. (the "Company") operates in a single business segment — providing insurance companies and other vehicle suppliers cost-effective salvage processing solutions including selling total loss and recovered theft vehicles.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year financial information to conform with the current year presentation.

Fiscal Periods

Fiscal years 2003, 2002 and 2001 each consisted of 52 weeks and ended on December 28, 2003, December 29, 2002 and December 30, 2001, respectively.

Revenue Recognition

Revenues (including vehicle sales and fee income) are generally recognized at the date the vehicles are sold at auction. Revenue not recognized at the date the vehicles are sold at auction includes certain buyer-related fees, which are recognized when payment is received.

Cash Equivalents

Cash equivalents consist principally of commercial paper. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or estimated realizable value. Cost includes the cost of acquiring ownership of total loss and recovered theft vehicles, charges for towing and, less frequently, reconditioning costs. The costs of inventories are charged to operations based upon the specific-identification method.

Disclosures About Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, short and long-term debt and derivative financial instruments. The fair values of these instruments approximates their carrying values.

Asset Impairment

As part of an ongoing review of the valuation and amortization of assets, management assesses the carrying value of the Company's assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that an asset will not be recoverable, as determined by an analysis of undiscounted cash flows over the remaining amortization period, the carrying value of the asset would be reduced to its estimated fair market value. In 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, the Company completed the transitional impairment test of intangible assets during the second quarter of fiscal 2002. The result of this test did not indicate any impairment. The annual impairment test of intangible assets is performed in the first quarter of each year. The fiscal 2003 annual test did not indicate any impairment.

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results will likely differ from these estimates, but management believes that such differences are not material.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over their estimated economic useful life or the life of the lease, whichever is less.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards. The effect of a rate change on deferred tax assets and liabilities is recognized in the period of enactment.

Credit Risk

Vehicles are sold generally for cash; therefore, very little credit risk is incurred from the selling of vehicles. Receivables arising from advance charges made on behalf of vehicle suppliers, most of which are insurance companies, are generally satisfied from the net proceeds payable to the vehicle suppliers. A small percentage of vehicles sold do not have sufficient net proceeds to satisfy the related receivables, and in these cases, the receivable is due from the vehicle suppliers. Management performs regular evaluations concerning the ability of its customers and suppliers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company's credit losses for the periods presented are insignificant and have not exceeded management's estimates.

Restricted Stock

In 2003, the Company initiated a restricted stock program. Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a four year period; the restrictions lapse on 25% of the shares each year. Upon issuance of stock under the plan, unearned compensation equivalent to the market value of the shares at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the four-year restriction period. In 2003, 66,500 restricted shares were granted. Compensation expense in 2003 was less than $0.1 million. In fiscal 2003, there were no forfeitures of restricted shares.

Stock Options

The Company accounts for its fixed plan stock options under the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant and amortized over the period of service only if the current market value of the underlying stock exceeded the exercise price. No stock-based employee compensation cost related to stock option grants is recognized in net earnings (loss), as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation relating to stock options and restricted stock, including straight-line recognition of compensation cost over the related vesting periods for fixed awards:

	2003	2002	2001
	(dollars in thousands)		
Net earnings (loss) as reported	**$2,332**	$4,008	$(4,360)
Add: Stock-based employee compensation expense included in reported net earnings (loss), net of related tax effects	**45**	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	**(1,795)**	(1,288)	(1,339)
Pro forma net earnings (loss)	**$ 582**	$2,720	$(5,699)
Pro forma earnings (loss) per share			
Basic	**$ .05**	$ .22	$ (.47)
Diluted	**$ .05**	$ .22	$ (.47)

The per share weighted average fair value of stock options granted during 2003, 2002 and 2001 was $9.65, $10.13 and $9.20, respectively, based upon grant date valuations using the Black-Scholes option pricing model with the following weighted average assumptions in 2003, 2002 and 2001: expected dividend yield of 0.0% in all years; expected volatility of .84%, .83% and .88%, respectively; risk-free interest rate of 3.1%, 2.8% and 4.3%, respectively; and an average expected option life of 5.0, 4.9 and 4.9 years, respectively.

Earnings Per Share

The Company incurred a net loss for the year ended December 30, 2001; therefore, potential common stock issuances attributable to stock options were excluded from the calculation of diluted earnings per share amounts because the effect would have been anti-dilutive. The number of shares used to calculate diluted per share amounts otherwise would have been increased by 408,000 shares.

Capitalized Software Costs

The Company capitalizes certain computer software costs, after technological feasibility has been established, which are amortized utilizing the straight-line method over the economic lives of the related products not to exceed five years.

Derivative Financial Instrument

In 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations, and does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. The interest rate swap has been accounted for in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The swap has been designated as a cash flow hedge. Changes in fair value of the swap are recorded in other comprehensive income to the extent that the swap is effective as a hedge and reclassified to earnings in the same period that earnings are affected by the variability in cash flows of the hedged item.

New Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133. SFAS 149 requires that contracts with comparable characteristics be accounted for similarly. This statement is effective for both contracts and hedging activities entered into or modified after June 30, 2003. Adoption of this statement did not have a material impact on the Company's consolidated financial statements.

(2) Goodwill and Other Intangibles

Goodwill and other intangibles are recorded at cost less accumulated amortization and consist of the following at December 28, 2003 and December 29, 2002:

	Assigned Life	**2003**	2002
		(dollars in millions)	
Goodwill	Indefinite	**$135.1**	$130.5
Covenants not to compete	5 to 15 years	**2.1**	1.7
		$137.2	$132.2

Goodwill increased by $4.6 million in fiscal 2003. During the year, the Company acquired six new facilities. The excess of the purchase price over the fair market value of the net identifiable assets acquired of $4.2 million has been recorded as goodwill. The balance of $0.4 million was due to earnout payments made in 2003 associated with prior year acquisitions.

Amortization expense for the years ended December 28, 2003, December 29, 2002 and December 30, 2001 was $0.5 million, $0.3 million and $4.1 million, respectively. These amounts are included within selling, general and administrative expense on the Company's Condensed Consolidated Statements of Operations. Based on existing intangibles, the projected annual amortization expense for each fiscal year 2004, 2005 and 2006 is $0.5 million, $0.4 million for 2007 and $0.2 million for 2008.

The following table presents the consolidated results adjusted as though the adoption of SFAS No. 142 occurred at the beginning of fiscal year 2001.

	2003	2002	2001
	(in thousands except per share amounts)		
Net earnings (loss):			
As reported	**$2,332**	$4,008	$(4,360)
Goodwill amortization, net of tax effect	**—**	—	2,847
Adjusted net earnings (loss)	**$2,332**	$4,008	$(1,513)
Basic earnings (loss) per share:			
As reported	**$ .20**	$ .33	$ (.37)
Goodwill amortization, net of tax effect	**—**	—	.24
Adjusted basic earnings (loss) per share	**$ .20**	$ .33	$ (.13)
Diluted earnings (loss) per share:			
As reported	**$ .20**	$ .32	$ (.37)
Goodwill amortization, net of tax effect	**—**	—	.24
Adjusted diluted earnings (loss) per share	**$ .20**	$ .32	$ (.13)

(3) Comprehensive Income

Comprehensive income consists of net earnings and the change in fair value of the Company's interest rate swap agreement for the years ended December 28, 2003 and December 29, 2002 as follows (dollars in thousands):

	2003	2002
Net earnings	**$2,332**	$4,008
Other comprehensive income (loss)		
Change in fair value of interest rate swap agreement	**198**	(1,212)
Income tax benefit (expense)	**(78)**	467
Comprehensive income	**$2,452**	$3,263

The changes in fair value of the Company's interest rate swap agreement were due to changes in interest rates.

(4) Credit Facilities

Long-term debt is summarized as follows:

	2003	2002
	(dollars in thousands)	
Unsecured term loan, interest payable at variable rate based upon LIBOR. Principal repaid in 16 equal installments commencing March 31, 2003	**$24,375**	$—
Notes payable issued in connection with the acquisition of a subsidiary, interest payable at 8%	**59**	102
	24,434	102
Less current installments	**7,547**	43
	$16,887	$ 59

Total principal repayments required for each of the next four fiscal years under all long-term debt agreements are summarized as follows:

	(dollars in thousands)
2004	$ 7,547
2005	7,512
2006	7,500
2007	1,875
	$24,434

In February 2002, the Company's $20.0 million Senior Notes matured. This debt was repaid with available cash, cash equivalents, and proceeds from the sale of investments. The Company also entered into a new five-year $20.0 million unsecured credit facility that was expanded to $30.0 million in the second quarter of 2002. The credit facility was a one-year revolver that converted into a four-year term loan carrying a variable interest rate based on LIBOR. During the first quarter of 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations (see Note 5).

On February 15, 2003, the Company borrowed all remaining available funds under its $30.0 million credit facility. The credit facility was a one-year revolver that converted on February 15, 2003 into a four-year term loan carrying a variable rate based upon LIBOR. The aggregate principal balance of the loan is required to be paid in sixteen consecutive equal quarterly installments commencing on March 31, 2003.

On June 25, 2003, the Company entered into an amended and restated credit facility. This facility added a $20.0 million revolving line of credit, carrying a variable rate based on LIBOR, to the existing term loan. This amended and restated facility also modified all existing covenants except for the rent expense covenant. The amended credit facility also granted the Company latitude to purchase additional shares of its outstanding common stock. At December 28, 2003, the Company has not borrowed any funds against the additional $20.0 million revolving line of credit.

On March 19, 2004, the Company entered into the Second Amended and Restated Credit Agreement relating to its senior credit facility. The agreement amends certain financial covenants, including those applicable as of December 28, 2003 and those applicable for fiscal 2004, provides that advances made under the facility will be subject to a monthly asset coverage test equal to 85% of eligible receivables, and requires the Company to provide collateral for amounts due under the facility in the event it fails to meet certain financial projections for two consecutive quarters. The Company's financing agreement limits potential future dividend payments to no more than 25% of the Company consolidated net income earned over a specified period. Effective as of December 28, 2003, the Company was in compliance with the financial covenants of the Second Amended and Restated Credit Agreement.

(5) Financial Instruments and Hedging Activities

The Company, as a matter of policy, does not enter into derivative contracts for trading or speculative purposes. During the first quarter of 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations and to effectively fix its borrowing rate at 5.6%. Under the interest rate swap agreement, the Company pays a fixed rate of interest of 5.6% and receives LIBOR-based floating rate payments. During the year ended December 29, 2002, the Company recorded a non-cash charge of $0.3 million related to the change in fair value for the portion of its interest rate swap agreement which did not qualify for hedge accounting. At December 29, 2002, the Company also recorded $0.7 million (net of tax) as a comprehensive loss related to the change in fair market value of the portion of its interest rate swap agreement which qualified for hedge accounting.

In 2003, the Company recorded a $0.3 million non-cash benefit related to the change in fair value of the interest rate swap agreement. At December 28, 2003, the Company also recorded $0.1 million (net of tax) as comprehensive income related to the change in fair market value of its interest rate swap agreement. At December 28, 2003, the entire swap agreement qualified for hedge accounting.

(6) Income Taxes

Income tax expense (benefit) is summarized as follows:

	2003	2002	2001
	(dollars in thousands)		
Current:			
Federal	**$ 573**	$ (161)	$ (530)
State	**19**	(116)	(111)
	592	(277)	(641)
Deferred:			
Federal	**509**	2,756	(878)
State	**203**	536	(93)
	712	3,292	(971)
	$1,304	$3,015	$(1,612)

Deferred income taxes are composed of the effects of the components listed below. A valuation allowance has been recorded to reduce the carrying value of deferred tax assets for which the Company believes it is more likely than not that a tax benefit will not be realized.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 28, 2003 and December 29, 2002 are presented below:

	2003	2002
	(dollars in thousands)	
Deferred tax assets attributable to:		
Depreciation	**$ 5,219**	$ 4,017
State net operating losses carried forward	**2,108**	1,830
Inventories	**1,931**	736
Change in fair value of interest rate swap contract	**389**	465
Other	**1,860**	2,070
Valuation allowance	**(1,719)**	(1,455)
Net deferred tax assets	**9,788**	7,663
Deferred tax liabilities attributable to:		
Intangible assets	**(17,748)**	(14,835)
Net deferred tax liabilities	**$ (7,960)**	$ (7,172)

The actual income tax expense (benefit) differs from the "expected" tax expense (benefit) computed by applying the Federal corporate tax rate to earnings (loss) before income taxes as follows:

	2003	2002	2001
	(dollars in thousands)		
"Expected" income tax expense (benefit)	**$1,236**	$2,388	$(2,030)
State income taxes, net of Federal effect	**146**	277	(135)
Nondeductible portion of amortization of intangible assets	**—**	—	358
Increase in valuation allowance	**264**	308	235
Reduction of tax accruals	**(527)**	(291)	(105)
Other	**185**	333	65
	$1,304	$3,015	$(1,612)

The Company is obligated to file tax returns and pay Federal and state income taxes in numerous jurisdictions. The reductions in income tax accruals relate to amounts that were no longer required, due primarily to closed tax return audits and closed tax years for a number of jurisdictions.

(7) Employee Benefit Plans

The Company adopted the Insurance Auto Auctions, Inc. 2003 Stock Incentive Plan (the 2003 Plan) in June 2003 to replace the Insurance Auto Auctions, Inc. 1991 Stock Option Plan (the 1991 Plan), as amended and restated, covering 3,100,000 shares of the Company's common stock. The 2003 Plan provides for the grant of incentive stock options and restricted stock to key employees and nonqualified stock options and stock appreciation rights to key employees, directors, consultants and independent contractors. The 2003 Plan expires June 18, 2013. In general, new non-employee directors will automatically receive grants of nonqualified options to purchase 10,000 shares and subsequent grants to purchase 5,000 shares at specified intervals.

During 1995, the Company adopted the Insurance Auto Auctions, Inc. Supplemental Stock Option Plan (the 1995 Plan) covering 200,000 shares of the Company's common stock. The 1995 Plan provides for the grant of nonqualified stock options to employees, other than executive officers, consultants and other independent advisors who provide services to the Company. The 1995 Plan will expire on October 1, 2005.

Under the Plans, as of December 28, 2003, options to purchase an aggregate of 1,817,076 shares were outstanding at a weighted average exercise price of $13.49 per share and 384,960 shares remained available for future grant.

In 2003, the Company initiated a restricted stock program. Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during a four year period whereby the restrictions lapse on 25% of the shares each year. Upon issuance of stock under the plan, unearned compensation equivalent to the market value of the shares at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the four-year restriction period. In 2003, 66,500 restricted shares were granted. Compensation expense in 2003 was less than $0.1 million. In fiscal 2003, there were no forfeitures of restricted shares.

Activity under the Plans during 2003, 2002 and 2001 is as follows:

	2003 Shares	**Weighted Average Exercise Price**	2002 Shares	Weighted Average Exercise Price	2001 Shares	Weighted Average Exercise Price
Balance at beginning of year	**1,518,000**	**$14.13**	1,397,000	$14.48	1,261,000	$14.20
Options granted	**490,000**	**13.89**	377,000	15.75	605,000	13.09
Options canceled	**(184,000)**	**19.94**	(140,000)	24.13	(38,000)	18.02
Options exercised	**(7,000)**	**11.61**	(116,000)	11.62	(431,000)	11.38
Balance at end of year	**1,817,000**	**$13.49**	1,518,000	$14.13	1,397,000	$14.48
Options exercisable at end of year	**820,000**		596,000		568,000	

Additional information about options outstanding as of December 28, 2003 is presented below:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Number of Options	Remaining Contractual Life (in years)	Exercise Price	Number of Options	Weighted Average Exercise Price
$ 7.00 to $10.00	45,000	4.04	$ 8.92	42,000	$ 8.86
10.38 to 13.95	1,291,000	6.94	12.55	601,000	11.89
14.25 to 22.75	461,000	8.15	15.81	157,000	16.26
28.63 to 32.50	20,000	0.77	30.80	20,000	30.80
$ 7.00 to $32.50	1,817,000	7.11	13.49	820,000	13.03

The Company has a 401(k) defined contribution plan covering all full-time employees. Plan participants can elect to contribute up to 15% of their gross payroll. Company contributions are determined at the discretion of the Board of Directors; during the years 2001 to 2003, the Company matched 100% of employee contributions up to 4% of eligible earnings. Company contributions to the plan were $0.8 million in 2003, $0.8 million in 2002 and $0.7 million in 2001.

(8) Related Party Transactions

The Company recorded fee income of $2.7 million in 2001, related to the consignment sale of vehicles insured by Allstate Insurance Company ("Allstate") and recorded vehicle sales of $23.2 million and cost of sales of $21.8 million, related to the purchase of Allstate-insured vehicles under the purchase agreement method. Allstate sold all of its shares of the Company's common stock in February 2001.

See Note 9 for information about leases involving a member of the Company's Board of Directors.

(9) Commitments and Contingencies

The Company leases its facilities and certain equipment under operating leases with related and unrelated parties, which expire through August 2021. Rental expense for the years ended December 28, 2003, December 29, 2002 and December 30, 2001, was $22.4 million, $22.1 million and $20.3 million, respectively. The Company leases certain properties from a member of its Board of Directors. The Company believes the terms of the leases are no less favorable than those available from unaffiliated third party lessors. Rental payments to the related party were $0.8 million in each of the years 2003, 2002 and 2001. In 2003, the Company incurred $2.7 million of costs to upgrade properties owned by the related party. A portion of the investment to upgrade these facilities will ultimately be funded by the related party. The Company agreed to modify its future lease payments to take into consideration the costs to be funded by the related party; the effect on monthly lease payments has not yet been determined.

In 2002, the Company began leasing certain equipment under capital leases. Equipment leased under these leases amounted to $3.4 million in 2003 and $4.7 million in 2002.

Minimum annual rental commitments for the next five years under noncancelable operating and capital leases at December 28, 2003 are as follows:

	Operating Leases		
	Unrelated Parties	Related parties	Capital Leases
	(dollars in thousands)		
2004	$20,882	$837	$3,058
2005	17,554	837	1,336
2006	15,210	837	363
2007	12,224	837	315
2008	10,061	837	33
Thereafter	36,072	5,710	—
	$112,003	$9,895	$5,105
Less amount representing interest expense			392
Future capital lease obligation			$4,713

Assets as of December 28, 2003 and December 29, 2002 recorded under capital leases are included in property and equipment, net as follows:

	2003	2002
	(dollars in thousands)	
Computer equipment	**$6,654**	$4,720
Security fencing	**1,441**	—
	8,095	4,720
Accumulated amortization	**(3,378)**	(713)
	$4,717	$4,007

The Company has compensation agreements with certain officers and other key employees.

The Company currently leases property in Woodinville, Washington (near Seattle) for one of its branches. In 2003, the owner/lessor of the property was notified by King County, Washington that the branch was located within the boundaries of the likely site for a new wastewater treatment facility. The Company believes that it is likely that it will be required to vacate its facility before the end of 2004. The Company has made various upgrades to this facility that have been recorded as leasehold improvements, which have a net book value of $1.1 million at December 28, 2003. Under Washington State law, provisions exist for financial assistance to the Company related to relocation expenses and other costs related to the property.

The Company has taken various steps intended to ensure that it recovers the value of its investment in the property and that it is reimbursed for its relocation costs. Under its lease, the Company is entitled to recovery of the value of its leasehold improvements. Although there is a possibility that the Company will not fully recover its investment in the branch assets, the Company has not recorded any provisions for loss or for costs that may be incurred, due to uncertainties relating to the amounts that may be recovered pursuant to the terms of the lease or the provisions of Washington State law.

The Company is subject to certain miscellaneous legal claims, which have arisen during the ordinary course of its business. None of these claims are expected to have a material adverse effect on the Company's financial condition or operating results.

(10) Treasury Stock

The Company records treasury stock purchases using the cost method of accounting. In March 2003, the Company repurchased 757,409 shares of its common stock at an average price of $9.77 per share and a total cost of $7.4 million. During the second quarter of 2003, the Company repurchased an additional 49,800 shares at an average price of $12.25 per share and a total cost of $0.6 million. The Company did not repurchase any shares during the remainder of the year. On a full year basis, the Company has repurchased 807,209 shares at an average price of $9.93 per share and a total cost of $8.0 million.

(11) Accounts Receivable

Accounts receivable consists of the following as of December 28, 2003 and December 29, 2002:

	2003	2002
	(dollars in thousands)	
Unbilled receivables	**$35,188**	$33,028
Trade accounts receivable	**12,787**	12,772
Other receivables	**1,213**	490
	49,188	46,290
Less allowance for doubtful accounts	**(813)**	(696)
	$48,375	$45,594

Unbilled receivables represent amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold. Trade accounts receivable include fees and proceeds to be collected from both insurance companies and buyers.

(12) Property and Equipment

Property and equipment consists of the following at December 28, 2003 and December 29, 2002:

	2003	2002
	(dollars in thousands)	
Land	**$ 7,582**	$ 6,996
Buildings and improvements	**11,506**	10,787
Equipment	**39,302**	25,911
Leasehold improvements	**38,304**	32,939
	96,694	76,633
Less accumulated depreciation and amortization	**(36,507)**	(27,291)
	$60,187	$49,342

(13) Accounts Payable

Accounts payable consists of the following at December 28, 2003 and December 29, 2002:

	2003	2002
	(dollars in thousands)	
Accounts payable to salvage providers	**$32,341**	$26,369
Trade accounts payable	**3,424**	1,820
Other payables	**240**	467
	$35,005	$28,656

(14) Earnings per Share

There were no adjustments to net income to calculate diluted earnings per share. The table below reconciles basic weighted shares outstanding to diluted weighted average shares outstanding for the years ended December 28, 2003, December 29, 2002 and December 30, 2001.

	2003	2002	2001
		(in thousands)	
Basic weighted average shares outstanding	**11,652**	12,235	11,940
Effect of dilutive securities - stock options	**80**	296	—
Diluted weighted average shares outstanding	**11,732**	12,531	11,940

Options to purchase 1.1 million and 0.1 million shares of common stock at an average price of $14.81 and $28.90 per share were outstanding during the fiscal years ended December 28, 2003 and December 29, 2002, respectively, but were not included in the Company's diluted earnings per share because the options' exercise prices were greater than the average market price of the Company's shares. The Company incurred a net loss for the year ended December 30, 2001; therefore, potential common stock issuances attributable to stock options were excluded from the calculation of diluted earnings per share amounts because the effect would have been anti-dilutive. The number of shares used to calculate diluted per share amounts otherwise would have been increased by 408,000 shares.

(15) Accumulated Postretirement Benefit Obligation

In connection with the acquisition of the capital stock of Underwriters Salvage Company (USC), the Company assumed the obligation for certain health care and death benefits for retired employees of USC. In accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," costs related to the benefits are accrued over an employee's service life.

The accumulated post retirement benefit obligation was determined using a discount rate of 6.75% at December 28, 2003, and December 29, 2002 and 7.0% at December 30, 2001 and an average health care cost trend rate of approximately 8.5%, progressively decreasing to approximately 5.0% in the year 2010 and thereafter. A one percentage point change in the assumed health care cost trend rate would not have a material effect on the postretirement benefit obligation or on the aggregate service cost and interest cost components.

A reconciliation of funded status as of December 28, 2003 and December 29, 2002 follows:

Benefit Obligations and Funded Status	2003	2002
	(dollars in thousands)	
Change in accumulated postretirement benefit obligation		
Accumulated postretirement benefit obligation		
at the beginning of the year	**$1,506**	$1,562
Interest cost	**95**	103
Actuarial (gain) or loss	**(69)**	(85)
Benefits paid	**(100)**	(74)
Accumulated postretirement benefit obligation		
at the end of the year	**1,432**	1,506
Change in plan assets		
Benefits paid	**(100)**	(74)
Employer contributions	**100**	74
Fair value of assets at the end of the year	**—**	—
Net amount recognized		
Funded status	**(1,432)**	(1,506)
Unrecognized net (gain) or loss	**(1,166)**	(1,230)
Net amount recognized	**(2,598)**	(2,736)
Amounts recognized in the statement of financial position		
Accrued benefit liability	**(2,598)**	(2,736)
Weighted average assumptions at the end of the year		
Discount rate	**6.25%**	6.75%
Rate of compensation increase	**—**	—
Assumed health care cost trend rates		
Health care cost trend rate assumed for next year	**8.50%**	9.00%
Ultimate rate	**5.00%**	5.00%
Year that the ultimate rate is reached	**2010**	2010

Net periodic pension cost is summarized as follows for the fiscal years 2003, 2002, and 2001:

Net Periodic Pension Cost	2003	2002	2001
	(dollars in thousands)		
Interest cost	**$ 95**	$ 103	$ 75
Amortization of net (gain) or loss	**(133)**	(130)	(175)
Total net periodic benefit cost	**$ (38)**	$ (27)	$(100)

Effective January 20, 1994, the date of acquisition, the Company discontinued future participation for active employees.

(16) Acquisitions

The Company acquired six salvage pools in fiscal 2003. All of these acquisitions were accounted for using the purchase method of accounting. The results of operations of the acquired businesses are included in the Company's condensed consolidated financial statements from the dates of acquisition. In January 2003, the Company acquired Salvage Management Inc., an operator of two auto salvage facilities in Buffalo and Rochester, New York. In April 2003, the Company acquired Wichita Insurance Pool, Inc., located in Wichita, Kansas. In June 2003, the Company acquired Wilmington Salvage and Disposal Company, Inc. located in Wilmington, North Carolina and the Damaged Vehicle division of Manheim's Orlando Orange County Auto Auction, located in Orlando, Florida. All of these acquisitions leverage the Company's existing regional coverage in those markets. In April 2003, the Company also acquired Mountain States Salvage Pool, which is located in Ogden, Utah. This acquisition represents penetration into a new market. The total cost of adding these six new facilities was $7.9 million. The acquired net assets consisted of accounts receivable, inventory, fixed assets, land, buildings, goodwill and covenants not to compete. These new facilities contributed $6.4 million of revenues during fiscal 2003. The excess of the purchase price over the fair market value of the net identifiable assets acquired of $4.2 million has been recorded as goodwill. The entire goodwill balance relating to these acquisitions will be deductible for tax purposes. In addition, the Company recorded $0.9 million for covenants not to compete relating to these acquisitions which will be amortized over a period of five to seven years, based upon the agreements. As part of these acquisitions, the Company entered into leases for the use of certain facilities. Future earnout payments related to these acquisitions of $3.2 million may be paid out by the Company through 2006 depending upon meeting certain performance targets. Any future earnout payments made related to these acquisitions will be accounted for as additional goodwill.

(17) Restructuring and Asset Impairment Charges

During 2001, the Company announced an organizational realignment and recorded restructuring charges of $5.6 million. As part of this plan, the Company recognized $2.0 million in employee termination benefits associated with a reduction in workforce along with $2.6 million related to the abandonment of certain facilities. The $1.1 million balance includes amounts related to repositioning the Company's towing operations and other restructuring charges.

The Company also recorded asset impairment charges of $2.4 million in 2001. This included the write-down of $1.4 million of unamortized leasehold improvements. Also included was a $1.0 million write-off of amounts due from the Company's now bankrupt insurance carrier for damages sustained as a result of an airplane crash at the Company's Sacramento, California facility.

Changes in accrued liabilities related to the organizational realignment are summarized below.

	Workforce Reduction	Facility Closings	Towing and Other	Total
	(dollars in thousands)			
Charges recorded in 2001	$ 2,000	$ 2,577	$ 1,117	$ 5,647
Utilization in 2001	(1,878)	(1,016)	(1,067)	(3,961)
Accrued liabilities at December 30, 2001	$ 75	$ 1,561	$ 50	$ 1,686
Utilization in 2002	(75)	(919)	(7)	(1,001)
Other	—	—	21	21
Accrued liabilities at December 29, 2002	$ —	$ 642	$ 64	$ 706
Utilization in 2003	—	(540)	—	(540)
Other	—	—	36	36
Accrued liabilities at December 28, 2003	**$ —**	**$ 102**	**$ 100**	**$ 202**

(18) Subsequent Event (Unaudited)

In January 2004, the Company announced the opening of a new green-field facility in Tucson, Arizona. This new 16-acre facility will provide needed coverage in the southern part of the state and will leverage our existing location in Phoenix. The new facility will also improve IAA's regional coverage, complementing other existing locations in southern California and New Mexico.

(19) Quarterly Financial Data (Unaudited)

Summarized unaudited financial data for 2003 and 2002 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands except per share amounts)			
2003				
Revenues	**$56,040**	**$53,338**	**$49,127**	**$51,145**
Earnings (loss) from operations	**3,340**	**2,638**	**(514)**	**(399)**
Net earnings	**1,976**	**1,280**	**(594)**	**(330)**
Basic earnings (loss) per share	**.16**	**.11**	**(.05)**	**(.03)**
Diluted earnings (loss) per share	**.16**	**.11**	**(.05)**	**(.03)**
2002				
Revenues	$ 69,220	$ 59,750	$ 52,786	$ 52,441
Earnings from operations	2,843	2,773	1,075	735
Net earnings	1,512	1,356	639	501
Basic earnings per share	.12	.11	.05	.04
Diluted earnings per share	.12	.11	.05	.04

The sum of earnings per share for the four quarters of 2003 and 2002 does not equal the full year amount due to rounding and the impact of changes in the average shares outstanding.

Independent Auditors' Report

The Board of Directors and Shareholders
Insurance Auto Auctions, Inc.:

We have audited the consolidated financial statements of Insurance Auto Auctions, Inc. and subsidiaries, as listed in Item 15(a)1. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insurance Auto Auctions, Inc. and subsidiaries as of December 28, 2003 and December 29, 2002 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangibles in 2002.

KPMG LLP
Chicago, Illinois
March 25, 2004

National Locations

Corporate
850 E. Algonquin Road, Ste 100
Schaumburg, IL 60173
Phone: 847-839-3939
Fax: 847-839-3678

Specialty Salvage
850 E. Algonquin Road, Ste 100
Schaumburg, IL 60173
Phone: 847-839-4222
Fax: 847-839-4223

National Network
4226 E. Main Street
Grand Prairie, TX 75050
Phone: 972- 642-9988
Fax: 972-642-4017



IAA Corporate Office and Specialty Salvage Division Schaumburg, IL
Seattle-North
Seattle
Spokane
Portland
Portland-West
Eugene
Boise
Duluth
Minneapolis / St. Paul
Appleton
Milwaukee
Grand Rapids
Rochester
Buffalo
Boston-North
Boston
Hartford
Long Island
Chicago-North
Chicago-West
Chicago-South
Detroit
Northern New Jersey
Pittsburgh
Philadelphia
Central New Jersey
Southern New Jersey
Baltimore
Metro DC
Northern Virginia
Richmond
Tidewater
Raleigh/Durham
Charlotte
Salt Lake City
Omaha
Kansas City
St. Louis
Sacramento
East Bay
San Jose
Wichita
Springfield
Oklahoma City
Albuquerque
National Network Dallas, TX
Little Rock
Huntsville
Greenville/Spartanburg
Atlanta
Wilmington
Birmingham
Charleston
North Hollywood
Los Angeles
Anaheim
Fontana
Colton
Phoenix
San Diego
Tucson
Dallas / Ft. Worth
Longview
Dothan
Austin
San Antonio
Baton Rouge
Houston-North
Houston
Corpus Christi
Orlando
Tampa
Honolulu
Hawaii

Alabama
Birmingham
Phone: 205-426-2300
Fax: 205-428-5332

Dothan
Phone: 334-693-4910
Fax: 334-693-4920

Huntsville
Phone: 256-233-5899
Fax: 256-233-2366

Arizona
Phoenix
Phone: 602-305-5300
Fax: 602-268-5242

Tucson
Phone: 520-319-9393
Fax: 520-514-9491

Arkansas
Little Rock
Phone: 501-961-2886
Fax: 501-961-1805

California
Anaheim
Phone: 714-630-5602
Fax: 714-630-8277

Colton
Phone: 909-784-2700
Fax: 909-784-5704

East Bay
Phone: 925-458-7610
Fax: 925-458-7615

Fontana
Phone: 909-355-9400
Fax: 909-822-9311

Los Angeles
Phone: 310-965-0499
Fax: 310-965-0455

North Hollywood
Phone: 818-487-2222
Fax: 818-487-2402

Sacramento
Phone: 916-635-4271
Fax: 916-635-1637

San Diego
Phone: 619-710-2866
Fax: 619-710-2878

San Jose
Phone: 408-283-0530
Fax: 408-283-0257

Connecticut
Hartford
Phone: 860-623-9760
Fax: 860-623-3873

Florida
Orlando
Phone: 407-438-7191
Fax: 407-240-0145

Tampa Bay
Phone: 941-729-9393
Fax: 941-723-3934

Georgia
Atlanta
Phone: 770-784-5767
Fax: 770-787-4168

Hawaii
Honolulu
Phone: 808-682-2858
Fax: 808-682-3988

Idaho
Boise
Phone: 208-455-1642
Fax: 208-455-1622

Illinois
Chicago-North
Phone: 847-541-4580
Fax: 847-541-2114

Chicago-South
Phone: 708-333-5700
Fax: 708-333-5756

Chicago-West
Phone: 630-896-5300
Fax: 630-896-5699

Kansas
Kansas City
Phone: 913-299-9522
Fax: 913-299-0571

Wichita
Phone: 316-832-1101
Fax: 316-832-1226

Louisiana
Baton Rouge
Phone: 225-686-9197
Fax: 225-686-8197

Maryland
Baltimore
Phone: 301-419-2865
Fax: 301-470-7079

Metro DC
Phone: 301-782-2000
Fax: 301-372-8285

Massachusetts
Boston
Phone: 508-588-7840
Fax: 508-559-9539

Boston-North
Phone: 508-588-7840
Fax: 508-559-9539

Michigan
Detroit
Phone: 734-946-6490
Fax: 734-946-4944

Grand Rapids
Phone: 616-877-1000
Fax: 616-877-0300

Minnesota
Duluth
Phone: 218-786-0890
Fax: 218-786-0892

Minneapolis/St. Paul
Phone: 651-488-0581
Fax: 651-488-3644

Missouri
Springfield
Phone: 417-863-8976
Fax: 417-865-5466

St. Louis
Phone: 314-436-0100
Fax: 618-797-0001

Nebraska
Omaha
Phone: 402-733-2424
Fax: 402-733-0483

New Jersey
Northern New Jersey
Phone: 732-634-5601
Fax: 732-602-0259

Central New Jersey
Phone: 732-591-8173
Fax: 732-591-8393

Southern New Jersey
Phone: 856-227-8760
Fax: 856-227-8943

New Mexico
Albuquerque
Phone: 505-873-2081
Fax: 505-873-3029

New York
Buffalo
Phone: 716-874-9890
Fax: 716-874-9605

Long Island
Phone: 631-207-3477
Fax: 631-207-3386

Rochester
Phone: 585-426-5420
Fax: 585-426-5413

North Carolina
Charlotte
Phone: 704-596-5854
Fax: 704-596-7492

Raleigh/Durham
Phone: 336-226-4224
Fax: 336-226-4254

Wilmington
Phone: 910-675-2311
Fax: 910-675-1619

Oklahoma
Oklahoma City
Phone: 405-680-9211
Fax: 405-680-9204

Oregon
Eugene
Phone: 541-689-4000
Fax: 541-689-0083

Portland
Phone: 503-253-1500
Fax: 503-253-9359

Portland-West
Phone: 503-625-5576
Fax: 503-625-6642

Pennsylvania
Philadelphia
Phone: 610-277-0894
Fax: 610-277-9276

Pittsburgh
Phone: 724-443-7881
Fax: 724-443-7888

South Carolina
Charleston
Phone: 843-851-2854
Fax: 843-851-1172

Greenville/Spartanburg
Phone: 864-242-3093
Fax: 864-271-6510

Texas
Austin
Phone: 512-385-3126
Fax: 512-385-1141

Corpus Christi
Phone: 361-881-9555
Fax: 361-887-8880

Dallas/Ft. Worth
Phone: 972-642-4445
Fax: 972-642-6283

Houston
Phone: 713-721-5611
Fax: 713-721-7530

Houston-North
Phone: 281-540-6655
Fax: 281-540-9040

Longview
Phone: 903-553-9248
Fax: 903-553-0210

San Antonio
Phone: 210-623-1111
Fax: 210-623-1227

Utah
Salt Lake City
Phone: 801-399-2818
Fax: 801-393-2325

Virginia
Northern Virginia
Phone: 540-373-7800
Fax: 540-371-4123

Richmond
Phone: 804-798-6091
Fax: 804-798-9327

Tidewater
Phone: 757-595-8493
Fax: 757-595-8691

Washington
Seattle
Phone: 253-735-2724
Fax: 253-735-3945
Phone: 253-939-5968
Fax: 253-939-5968

Seattle-North
Phone: 425-486-4289
Fax: 425-485-3011

Spokane
Phone: 509-458-3244
Fax: 509-458-4112

Wisconsin
Appleton
Phone: 920-734-1446
Fax: 920-734-3603

Milwaukee
Phone: 262-246-8822
Fax: 262-246-4411

Directors and Officers

BOARD OF DIRECTORS

Peter H. Kamin
Chairman of the Board
Insurance Auto Auctions
Partner, ValueAct Capital Partners, L.P.

Thomas C. O'Brien
President and Chief Executive Officer
Insurance Auto Auctions

Todd F. Bourell
Partner, ValueAct Capital Partners, L.P.

Maurice A. Cocca
Director
Insurance Auto Auctions

Philip B. Livingston
Chief Financial Officer
World Wrestling Entertainment, Inc.

Melvin R. Martin
General Partner
MRM Investments L.P.

John K. Wilcox
Director
Insurance Auto Auctions

EXECUTIVE OFFICERS

Thomas C. O'Brien
President and
Chief Executive Officer

David R. Montgomery
Sr. Vice President
Chief Operating Officer

Scott P. Pettit
Sr. Vice President - Finance
Chief Financial Officer
and Secretary

Donald J. Hermanek
Sr. Vice President,
Sales and Marketing

Peter B. Doder
Vice President
Business Development

Sidney L. Kerley
Vice President and
General Counsel

John R. Nordin
Vice President and
Chief Information Officer

Corporate Information

TRANSFER AGENT & REGISTRAR
EquiServe Trust Company, N.A.
P. O. Box 9187
Canton, MA 02021
Phone: 781-575-3400
www.EquiServe.com

ANNUAL MEETING
The Company's Annual Meeting for shareholders will be held on Wednesday, June 16, 2004 at 10:30 AM at the Wyndham Hotel 400 Park Boulevard, Itasca, Illinois 60143

STOCK LISTING
Nasdaq National Market
Symbol: **IAAI**

FORM 10-K
Shareholders may obtain without charge a copy of the Form 10-K annual report to the Securities and Exchange Commission that provides certain additional information. Address request to the Corporate Secretary by mail or telephone to the corporate offices. A copy may also be requested through the Internet.

Corporate Headquarters
850 E. Algonquin Road
Suite 100
Schaumburg, IL 60173
Phone: 847-839-3939
www.iaai.com

Specialty Salvage Division
850 E. Algonquin Road
Suite 100
Schaumburg, IL 60173
Phone: 847-839-4222

Safe Harbor Statement: This Report contains forward-looking statements that are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking statements. In some cases, you can identify forward looking statements by use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, projects, targeting, potential or contingent," the negative of these terms or other similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's annual report on Form 10-K for the fiscal year ended December 28, 2003. You should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, the Company undertakes no obligation to publish, update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

INSURANCE
AUTO AUCTIONS

Insurance Auto Auctions, Inc.
850 East Algonquin Road, Suite 100
Schaumburg, IL 60173

(847) 839-3939
www.iaai.com